

VIA FACSIMILE AND U.S. MAIL

January 8, 2009

Barry C. Nuss
Chief Financial Officer
RathGibson, Inc.
475 Half Day Road, Suite 210
Lincolnshire, Illinois 60069

> **RE: RathGibson, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended April 30, 2008, July 31, 2008**
> **and October 31, 2008**
> **File No. 333-134875**

Dear Mr. Nuss:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p style="text-align:center"><u>FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2008</u></p>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 27

Periods from February 1, 2007 through June 15, 2007 and June 16, 2007 through January
31, 2008 as Compared to the Periods from February 1, 2006 through February 7, 2006
and February 8, 2006 through January 31, 2007, page 29

2. Please discuss with quantification the business reasons for changes between
    periods in the net sales and income (loss) from operations of each of your
    segments as disclosed in your segment footnote on page 66. Please also revise
    your segment footnote to include information about segments before elimination
    of intercompany sales and discuss which segments buy and sell to which other
    segments. Please also convey the impact of these intercompany transactions on
    each segment's expenses as well. See paragraph 31 of SFAS 131.

Financial Statements

(2) Summary of Significant Accounting Policies, page 51

Cash, page 52

3. Please disclose the amounts of any books overdrafts as of each balance sheet date.
    Please also present changes in book overdrafts between periods as a separate line
    item in your statement of cash flows.

Goodwill and Other Intangible Assets, page 53

4. Please disclose the accelerated method used to amortize your customer lists.

(16) Supplemental Cash Flow Information, page 66

5. Please tell us how you determined that restricted cash proceeds from issuance of
    the $2 million industrial development revenue bond represent a non-cash
    investing and financing activity.

Exhibits 31.1 and 31.2

6. Since you have conducted the evaluation of your internal control over financial
    reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an
    assessment and a conclusion as to the effectiveness of your internal control over
    financial reporting, as required by Item 308T(a) of Regulation S-K, please ensure
    your certifications include the introductory language of paragraph 4 and the
    language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

7. Please revise the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) to exclude the individual's title.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED OCTOBER 31, 2008

General

8. Please address the above comments in your interim filings as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies, page 47

Goodwill and Other Intangible Assets, page 48

9. We note that you have recognized significant goodwill and intangible asset charges during the nine month period ended October 31, 2008. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and intangible assets, please consider also disclosing the following in future filings:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - How you determine the appropriate discount rates and attrition rates to apply in your intangible asset impairment analysis;
   - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
   - If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year, highlighting the impact of any changes.

Exhibits

10. Please amend your Form 10-Q for the quarterly period ended October 31, 2008 to include certifications of your certifying officers pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Please ensure that your certifications refer to the Form 10-Q/A and they are currently dated.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief